

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 21, 2006

Mr. John A. Lombardi
Vice President, Corporate Controller and Interim CFO
Rent-Way, Inc.
One Rentway Place
Erie, PA 16505

  RE: **Form 10-K for the fiscal year ended September 30, 2005**
    Form 10-Q for the quarter ended December 31, 2005
    File No. 0-22026

Dear Mr. Lombardi:

   We have reviewed your response and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. These revisions should be included in your future filings.

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 14</u>

<u>Company Performance Measures, page 19</u>

2. We have reviewed your response to comment two. Item 10(e)(2) of Regulation S-
    K defines a non-GAAP financial measure as a numerical measure of historical or
    future financial performance, financial position or cash flows that includes (or
    excludes) amounts that are excluded from (or included in) the most directly
    comparable GAAP measure. We note the following:

    •   You present GWRR as an historical financial measure in your most recent
        Form 10-K by stating that "[t]otal GWRR was $8.7 million based on active
        agreements at September 30, 2005, versus $8.5 million for active agreements
        at September 30, 2004."
    •   You further state that it represents "total potential rental revenue that could be
        collected from all active rental agreements." We assume this refers to
        potential cash collections.
    •   GWRR includes amounts excluded from both GAAP net income and cash
        flow from operations.

    It is unclear why you believe GWRR does not meet the definition of a non-GAAP
    financial measure in Item 10(e)(2) of Regulation S-K. Please clarify the specific
    characteristic of a non-GAAP measure, as defined in Item 10(e)(2), that you
    believe GWRR does not possess.

3. We further note that the measure you refer to as "Performance Percentage" is
    defined as "total rental revenue collected as a percentage of total GWRR or,
    potential revenue." We assume this measure is total cash collected, which is
    included in GAAP cash flows from operations, as a percentage of GWRR.

<u>Liquidity and Capital Resources, page 23</u>

4. We have reviewed your response to comment four. Please reconcile actual
    EBITDA of $57.6 million to cash flow from operations. Please also revise the
    title used to describe EBITDA as it appears to exclude items other than what the
    acronym suggests. Please refer to Question 14 of our FAQ Regarding the Use of
    Non-GAAP Financial Measures dated June 13, 2003.

Item 8 – Financial Statements, page 28

Consolidated Statements of Cash Flows, page 36

5. We have reviewed your response to comment nine. Your response indicates that
    you have presented the payments on the class action lawsuit note payable as a
    financing activity because the settlement resulted in a note payable, which is
    classified as debt on your balance sheet. Since the payments on the note payable
    are a result of a lawsuit settlement, rather than repayments on amounts borrowed,
    it appears that you should classify these payments as an operating activity, in
    accordance with paragraph 23(e) of SFAS 95. Please advise or revise.

Exhibit 12.1

6. We have reviewed your response to comment 17. If you intend to continue to
    voluntarily provide the ratio of earning to fixed charges, please revise to show the
    ratio of combined fixed charges and preference dividends to earnings. Please see
    Item 503(d) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2005

Item 4A – Controls and Procedures, page 32

7. We have reviewed your response to comment 19. Please note that the definition
    of disclosure controls and procedures that you provided on page 32 of your Form
    10-Q for the quarter ended December 31, 2005 is incomplete. Please revise your
    disclosure to provide the complete definition as requested in prior comment 19, or
    alternatively, simply state that your disclosure controls and procedures are
    effective, or not effective, without providing any part of the definition of
    disclosure controls and procedures that is included in Exchange Act Rules 13a-
    15(e) and 15d-15(e). Please provide us with your proposed revised disclosure.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please file your supplemental response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Scott Watkinson, Staff Accountant, at (202) 551-3741.

Sincerely,

Rufus Decker
Accounting Branch Chief